Filed by Hotel101 Global Holdings Corp./JVSPAC Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-2

under the Securities Exchange Act of 1934

Subject Companies: Hotel101 Global Pte. Ltd.

JVSPAC Acquisition Corp. (File No. 001-41922)

Philippine Star, published on September 27, 2024

Hotel101 Global pushing through with planned US listing

DoubleDragon said Hotel101 Global is currently in the process toward its US listing, which is expected to take place in the fourth quarter.

MANILA, Philippines — Hotel101 Global Pte. Ltd., the Singapore-headquartered subsidiary of DoubleDragon Corp., is set to push through with its planned listing in the United States before the end of the year.

DoubleDragon said Hotel101 Global is currently in the process toward its US listing, which is expected to take place in the fourth quarter.

Hotel101 Global will become the first Filipino company to list in the US via a special purpose acquisition company.

Last April, Hotel101 Global entered into a binding definitive merger agreement with JVSPAC Acquisition Corp., with the combined entity to list on the US NASDAQ under the ticker symbol “HBNB.”

Hotel101 Global and affiliates will have an equity value of $2.3 billion, or about P130 billion, following completion of the merger transaction.

DoubleDragon has organically developed a novel asset-light concept and highly unique business model in Hotel101.

Hotel101’s asset-light concept allows the company to generate revenue and income twice, first from the pre-selling of the condotel units, then second after the project is constructed it generates long term recurring revenue from the enrolled units in operating the hotel.

DoubleDragon said the export of Hotel101 is expected to eventually become one of the major US dollar inflow generator to the country’s economy.

The first three countries for Hotel101’s expansion abroad are Japan, Spain and US.

Hotel101 Global is expecting to complete and fully sell out all its units in Madrid, Spain and Niseko Hokkaido, Japan ahead of schedule.

The 680-room Hotel101-Madrid is slated to be the first Hotel101 to operate outside of the Philippines, which will be followed by Hotel101 in Niseko and Hotel101 in Los Angeles, California.

DoubleDragon said it has recently reached a milestone that is expected to further materially increase the unit sales revenue of Hotel101 Global to unit buyers from various parts of the world.

According to the company, Spanish Investor Visas or Golden Visas have been issued to the first batch of Hotel101-Madrid unit owners in just six months and 16 days from their purchase of Hotel101-Madrid units.

The company said that the Spain Investor Visa is a residence permit issued to non-European citizens who make a substantial investment in Spain such as buying a real estate asset worth 500,000 euros.

Golden Visa applicants have to purchase three Hotel101-Madrid units each to comply with the investment requirements.

DoubleDragon chairman Edgar “Injap” Sia II said it would be optional for the Hotel101 unit buyers if they wanted to apply for a Golden Visa with their purchase of the Hotel101 units.

“But it is worth noting that since Hotel101 is building a fresh inventory of units, it will not reduce the existing housing inventory in Spain, but will add economic activity in Spain through the purchase of land, generation of jobs from the construction phase up to the operation of the project, plus the long-term continuous recurring taxes that this project will bring in,” Sia said.

“We are excited for a long-term business endeavor, as Spain and Philippines have a very long history of cultural relationship and would bring long-term benefits to both Spain and the Philippines,” he said.

DoubleDragon said the Golden Visa applications are for evaluation and approval of the proper authorities of the government of Spain at its discretion.

However, it said the purchase of Hotel101 units can be used by the foreign buyer to comply with the 500,000-euro Spanish real estate investment requirement.

“We have seen incredible traction in our Hotel101 projects globally. Hotel101 Madrid has done exceptionally well not only because it qualifies as an investment under the Golden Visa regime but because of the opportunity it provides retail real estate investors globally to participate in the booming hotel industry specifically in Madrid, Spain,” Hotel101 Global CEO Hannah Yulo-Luccini said.

“In fact, we have seen an increasing number of local Spanish investors buying Hotel101 units in Madrid purely because they believe in the potential revenue the project will generate once completed,” she said.

Business World, published on September 27, 2024

Hotel101 eyes Q4 US listing, expects early sell-out in Spain and Japan

HOTEL101SALES.COM.PH

HOTEL 101 Global Pte. Ltd. (Hotel101), a subsidiary of DoubleDragon Corp. (DD), expects to sell all units in Japan and Spain ahead of schedule as it prepares for a planned US listing by the fourth quarter (Q4).

“Hotel101 Global expects to complete and fully sell out its units in Madrid, Spain and Niseko Hokkaido, Japan ahead of schedule,” DD said in a statement to the stock exchange on Thursday.

“Hotel101 Global is currently in the process towards its US listing expected in Q4 2024,” it added.

The 680-room Hotel101-Madrid, located on a 6,593 square-meter property in Valdebebas, Madrid, is scheduled for completion by end-2025.

The 482-room Hotel101-Niseko in Hokkaido, Japan, is set for completion by 2026.

Hotel101 will list on the NASDAQ via a merger with JVSPAC Acquisition Corp.

The combined entity will trade under the ticker symbol “HBNB,” making Hotel101 the first Philippine company to list in the US.

Hotel101 expects to generate P71.2 billion from the Hotel101-Niseko project and P8.8 billion from the Hotel101-Madrid property.

Hotel101 also said that the first batch of golden visas has been issued to the unit owners of its Madrid hotel project, marking a significant milestone for the development.

“The golden visa applications are for evaluation and approval of the proper authorities of the Government of Spain, at its discretion, but the purchase of Hotel101 units may be used by the foreign buyer to comply with the 500,000-euro Spanish real estate investment requirement,” DD said.

Officially known as the Spain investor visa, the golden visa is a residence permit granted to non-European citizens with a substantial investment in the country. The applicants need to purchase three Hotel101-Madrid units each to comply with the investment requirements.

“We have seen incredible traction in our Hotel101 projects globally. Hotel101-Madrid has done exceptionally well not only because it qualifies as an investment under the golden visa regime but because of the opportunity it provides retail real estate investors globally to participate in the booming hotel industry specifically in Madrid, Spain,” Hotel101 Global Chief Executive Officer Hannah Yulo-Luccini said.

“In fact, we have seen an increasing number of local Spanish investors buying Hotel101 units in Madrid purely because they believe in the potential revenue the project will generate once completed,” she added.

Meanwhile, DD Chairman Edgar “Injap” J. Sia II said the hotel project is expected to boost Spain’s economic activity.

“It will be optional for the Hotel101 unit buyers if they wanted to apply for a golden visa with their purchase of the Hotel101 units. It is worth noting that since Hotel101 is building a fresh inventory of units, it will not reduce the existing housing inventory in Spain, but will add economic activity in Spain through the purchase of land, generation of jobs from the construction phase up to the operation of the project, plus the long-term continuous recurring taxes that this project will bring in,” Mr. Sia said.

On Thursday, DD shares fell by 1.48% or 14 centavos to P9.35 per share. — Revin Mikhael D. Ochave

4